

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2012

<u>VIA E-Mail</u>
Ms. B. Mechelle Lafon
Chief Financial Officer
Apartment Trust Of America, Inc.
4901 Dickens Road, Suite 101
Richmond, Virginia 23230

> **Re:     Apartment Trust Of America, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on March 30, 2012**
> **File No. 000-52612**

Dear Ms. B. Mechelle Lafon:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Kevin Woody

                              Kevin Woody
                              Branch Chief